82-1571

Ladbroke



03 APR 11 AM 7:21

Hilton Group plc

PURCHASE OF OWN SECURITIES

PURSUANT TO LISTING RULE 15:15, HILTON GROUP PLC ANNOUNCES THAT ITS WHOLLY OWNED SUBSIDIARY HILTON GROUP FINANCE PLC HAS PURCHASED IN A SERIES OF TRANSACTIONS EUR 41,000,000 OF THE NOMINAL AMOUNT OF ITS EUR 375,000,000 5.0% GUARANTEED BONDS DUE 2004. THE BONDS PURCHASED WILL BE CANCELLED.

FOLLOWING THESE PURCHASES WHICH REPRESENT 10.9 PERCENT OF THE INITIAL AMOUNT OF THE BONDS, THERE REMAINS 89.1 PER CENT OF THE INITIAL AMOUNT OF THE BONDS IN ISSUE.

Dlw 6/2